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                            August 21, 2021

       Debra Havranek
       Vice President, Chief Financial Officer and Treasurer
       Midwest Holding Inc.
       2900 S. 70th, Suite 400
       Lincoln, Nebraska 68506

                                                        Re: Midwest Holding Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 15,
2021
                                                            Form 8-K Dated
August 12, 2021
                                                            Filed August 12,
2021
                                                            File No. 001-39812

       Dear Ms. Havranek:

              We have reviewed your August 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed August 12, 2021

       Exhibit 99.1 - Press Release Dated August 12, 2021
       Q2 2021 Key Performance Indicators and Non-GAAP Financial Measures Management Revenue, page 2

   1. We note from page 11 of your earnings release for the first quarter of 2021 furnished as
                                                        Exhibit 99.1 to your
May 13, 2021 Form 8-K that non-GAAP "adjusted revenue" was a subtotal in the
reconciliation form GAAP total revenues to non-GAAP "management revenue." We also note
that although you removed "adjusted revenue" from your June 30,
                                                        2021 Form 10-Q (in
response to prior comment 1) and from this earnings release, you continue to add back
deferred coinsurance ceding commission as a non-GAAP adjustment in deriving your
non-GAAP "management revenue" and its "net revenue on reinsurance"
                                                        component. Consistent
with our previous request, please represent to us that in the future
 Debra Havranek
Midwest Holding Inc.
August 21, 2021
Page 2
         you will revise your non-GAAP revenue and net income measures to remove the deferred coinsurance ceding commission adjustment or tell us why the acceleration of these deferred commissions is not an individually tailored revenue recognition method. See
         Question 100.04 of the Compliance and Disclosure Interpretations
(CDIs) on Non-GAAP
         Financial Measures.
       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions.



FirstName LastNameDebra Havranek                          Sincerely,
Comapany NameMidwest Holding Inc.
                                                          Division of
Corporation Finance
August 21, 2021 Page 2                                    Office of Finance
FirstName LastName